Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Principal Protected Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	1.5% Fixed Coupon Linked to the Consumer Price Index Due 2014

OFFERING SUMMARY

(Related to the Pricing Supplement No. 2009-MTNDD373

Subject to Completion, Dated February 6, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and related prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 6, 2009

NOTES | DEPOSITS | WARRANTS

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1.5% Fixed Coupon

Principal Protected Notes

Linked to the Consumer Price Index Due 2014

This offering summary contains a summary of the terms and conditions of the 1.5 % Fixed Coupon Principal Protected Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering for important additional information. Capitalized terms used in this summary are defined in the section “Preliminary Terms” below.

Overview of the Notes

The 1.5% Fixed Coupon Principal Protected Notes Linked to the Consumer Price Index (the “Notes”) are investments linked to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “Consumer Price Index” or “CPI”), offered by Citigroup Funding Inc. and have a maturity of approximately five years. The Notes are 100% principal protected if held to maturity and will pay a coupon annually on February     , 2010; February     , 2011; February     , 2012; February     , 2013; and February     , 2014 at a rate equal to 1.5% per annum.

At maturity, in addition to your final Coupon Amount, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus an Index Return Amount, if any, which may be positive or zero. The Index Return Amount will equal the product of (1) the principal amount of Notes held at maturity, (2) the Index Percentage Change, and (3) the Participation Rate. The Index Percentage Change will equal the percentage change of the level of the CPI, from the Starting Index Level of the CPI to the Ending Index Level of the CPI. The Participation Rate is expected to be approximately 250% to 300% (to be determined on the Pricing Date).

This investment allows investors to participate in the growth potential of the level of the CPI without substantial risk to their initial investment. Because the Notes are principal protected if held to maturity, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the Maturity Payment payable to you is dependent on the level of the CPI.

Some key characteristics of the Notes include:

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Principal Protection. Your initial investment is 100% principal protected only if you hold your Notes to maturity. Notes sold in the secondary market prior to maturity are not principal protected. If you hold your Notes to maturity, you will receive a Maturity Payment in cash equal to your initial investment plus the Index Return Amount.

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Periodic Income. A Coupon Amount is payable on February     , 2010; February     , 2011; February     , 2012; February     , 2013; and February     , 2014 (each a “Coupon Payment Date”). The Coupon Amount payable on each Coupon Payment Date will equal $15.00 per Note (1.5% of $1,000 principal amount per Note).

The total return on the Notes may be lower than that of a conventional fixed-rate debt security of Citigroup Funding of comparable maturity and can be as little as 7.5% for the approximately five year term of the Notes (on a simple-interest basis).

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

An investment in the Notes involves significant risks. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” in the pricing supplement related to this offering for a description of the risks.

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Types of Investors

These Notes may be an appropriate investment for investors who require regular fixed income payments since the Notes pay an annual coupon on February     , 2010; February     , 2011; February     , 2012; February     , 2013; and February     , 2014 at the rate of 1.5% per annum. These Notes may also be an appropriate investment for the following types of investors:

■	Investors looking for exposure to Consumer Pricing Index investments on a principal-protected basis;

■	Investors who expect the level of the CPI to increase over the term of the Notes;

■	Investors who seek to add an inflation measuring index-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $32.50 for each $1,000.00 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $30.00 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $30.00 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.

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Preliminary Terms

Security:	1.5% Fixed Coupon Principal Protected Notes Linked to the Consumer Price Index Due 2014.
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	A2/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change during the term of the Notes.
Principal Protection:	100% if held on the Maturity Date.
Pricing Date:	February , 2009.
Issue Date:	Approximately three Business Days after the Pricing Date.
Business Day	A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Final Valuation Date:	Approximately five years after the Pricing Date.
Maturity Date:	Approximately three Business Days after the Final Valuation Date.
Issue Price:	$1,000 per Note.
Coupon Amount:	The Notes will pay a coupon amount of 1.5% per annum of the principal amount of the Notes, payable on February , 2010; February , 2011; February , 2012; February , 2013; and February , 2014. The coupon amount will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.
Underlying Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers.
Maturity Payment:	For each $1,000 Note, $1,000 plus the Index Return Amount, which may be positive or zero.
Index Return Amount:	For each $1,000 Note, an amount equal to the product of (a) $1,000, (b) the Index Percentage Change, and (c) the Participation Rate, provided that the Index Return Amount will not be negative.
Index Percentage Change:

The Index Percentage Change for the term of the Notes will equal the percentage change in the level of the CPI from Starting Index Level to the Ending Index Level, expressed as a percentage:

Ending Index Level – Starting Index Level

Starting Index Level

Starting Index Level:	The CPI level corresponding to the calendar month that is 3 months prior to the Pricing Date, as reported by Bloomberg on Page “CPURNSA,” or any substitute page, on the Pricing Date.
Ending Index Level:	The CPI level corresponding to the calendar month that is 3 months prior to the Valuation Date, as reported by Bloomberg on Page “CPURNSA,” or any substitute page, on the Valuation Date
Participation Rate:	Approximately 250% to 300% (to be determined on the Pricing Date).
Listing:	The Notes will not be listed on any exchange.
Underwriting Discount:	3.25% (including the 3.00% Sales Commission defined below).
Sales Commission Earned:	$30.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed $30.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products Inc.
CUSIP:	.

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Benefits of the Notes

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Periodic Income. The Notes will provide investors with a fixed Coupon Amount of $15.00 per Note (1.5% of $1,000 principal amount per Note) per annum, payable on February         , 2010; February         , 2011; February         , 2012; February         , 2013; and February         , 2014.

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Return Potential. The Index Return Amount payable at maturity is based on the Index Percentage Change and the Participation Rate, enabling you to participate in the potential increase in the level of the CPI during the term of the Notes. If the Index Percentage Change is greater than zero, the Maturity Payment you receive will be greater than the amount of your initial investment in the Notes and due to the Participation Rate, the return on the Notes will be approximately

250% to 300% (to be determined on the Pricing Date) of the return on an instrument directly linked to the CPI. However, if the Index Percentage Change is less than or equal to zero, the Maturity Payment you receive will equal only the amount of your initial investment in the Notes.

■	Principal Preservation. If you hold your Notes to maturity, at maturity you will receive your initial investment in the Notes regardless of the performance of the CPI.

■	Diversification Potential. The Notes are linked to the CPI and may allow you to diversify an existing portfolio mix of deposits, stocks, bonds, mutual funds and cash.

Key Risk Factors

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The Return on Your Notes May Be Limited to the Coupon Amount Payable on the Notes. The Coupon Amount payable on the Notes on each Coupon Payment Date will equal 1.5% per annum. If the Index Percentage Change is zero or negative, the Maturity Payment you receive will be limited to the amount of your initial investment in the Notes. In this case, your return on the notes will be limited to 1.5% per annum.

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Potential for a Lower Comparable Yield. The Coupon Amount Payable on the Notes will equal 1.5% per annum. As a result, if the Index Percentage Change is less than     %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

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Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

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The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the monthly CPI level or the method of computation of the CPI, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

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Tax Treatment of the Notes. Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

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Fees and Conflicts. Citigroup Financial Products Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading in instruments, such as options, swaps or futures, based on the CPI or the commodities, products or services included in the CPI market basket, by one or more of its affiliates and may receive a profit from these activities, even if the value of the Notes declines. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

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Description of the Consumer Price Index

Unless otherwise stated, all information on the CPI provided in this offering summary is derived from the U.S Bureau of Labor Statistics (“BLS”) or other publicly available sources. The CPI is published monthly by BLS and is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. This market basket includes food, clothing, shelter, fuels, transportation and charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. BLS periodically updates the contents of the market basket of goods and services, and the weights assigned to the various items, to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-to-1984 base reference period is 100, an increase of 1% from that period would be shown as 101, and a decrease of 1% from that period would be shown as 99. The CPI level for a particular month is released and published during the following month by BLS and is reported by Bloomberg on Page “CPURNSA,” and by other news services.

The Notes represent obligations of Citigroup Funding only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

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Historical Data on the Consumer Price Index

The following table sets forth the CPI levels in the period from January 2004 through December 2008, as reported by Bloomberg. The historical data on the CPI are not indicative of the future performance of the CPI or what the value of the Notes may be. Any historical upward or downward trend in the CPI during any period set forth below is not any indication that the CPI is more or less likely to increase or decrease at any time over the term of the Notes.

	2004	2005	2006	2007	2008
January	185.200	190.700	198.300	202.416	211.080
February	186.200	191.800	198.700	203.499	211.693
March	187.400	193.300	199.800	205.352	213.528
April	188.000	194.600	201.500	206.686	214.823
May	189.100	194.400	202.500	207.949	216.632
June	189.700	194.500	202.900	208.352	218.815
July	189.400	195.400	203.500	208.299	219.964
August	189.500	196.400	203.900	207.917	219.086
September	189.900	198.800	202.900	208.490	218.783
October	190.900	199.200	201.800	208.936	216.573
November	191.000	197.600	201.500	210.177	212.425
December	190.300	196.800	201.800	210.036	210.228

The following graph shows the CPI levels in the period from January 2004 through December 2008, using historical data as reported by Bloomberg. Past movements of the CPI are not indicative of future levels of the CPI.

Additional information on the CPI, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Consumer Price Index.” All such disclosures in the pricing supplement and the information on the CPI provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information.

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Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of $1,000 principal amount of Notes based on various Ending Index Levels of the CPI. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Principal Amount: $1,000 per Note

■	Starting Value of the CPI: 212.425

■	Participation Rate: 275.00%

■	Fixed Coupon: 1.50%

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Index Return Amount, which, in turn, will depend on the actual Starting Index Level and Ending Index Level of the CPI and the Participation Rate.

Hypothetical Ending Value of the CPI	Hypothetical CPI Return (%)	Hypothetical Leveraged Index Return[1]	Hypothetical Payment at Maturity[2] (Excluding Coupon Payments)	Hypothetical Total Return on the Notes (Including Coupon Payments)	Hypothetical Total Payments[3] per Note (Including Coupon Payments)
122.425	-42.37%	0.00%	$1,000.00	7.5%	$1,075.00
132.425	-37.66%	0.00%	$1,000.00	7.5%	$1,075.00
142.425	-32.95%	0.00%	$1,000.00	7.5%	$1,075.00
152.425	-28.25%	0.00%	$1,000.00	7.5%	$1,075.00
162.425	-23.54%	0.00%	$1,000.00	7.5%	$1,075.00
172.425	-18.83%	0.00%	$1,000.00	7.5%	$1,075.00
182.425	-14.12%	0.00%	$1,000.00	7.5%	$1,075.00
192.425	-9.42%	0.00%	$1,000.00	7.5%	$1,075.00
202.425	-4.71%	0.00%	$1,000.00	7.5%	$1,075.00
212.425	0.00%	0.00%	$1,000.00	7.5%	$1,075.00
222.425	4.71%	12.95%	$1,129.46	20.4%	$1,204.46
232.425	9.42%	25.89%	$1,258.91	33.4%	$1,333.91
242.425	14.12%	38.84%	$1,388.37	46.3%	$1,463.37
252.425	18.83%	51.78%	$1,517.83	59.3%	$1,592.83
262.425	23.54%	64.73%	$1,647.29	72.2%	$1,722.29
272.425	28.25%	77.67%	$1,776.74	85.2%	$1,851.74
282.425	32.95%	90.62%	$1,906.20	98.1%	$1,981.20
292.425	37.66%	103.57%	$2,035.66	111.1%	$2,110.66
302.425	42.37%	116.51%	$2,165.12	124.0%	$2,240.12

1	Leveraged Index Return = Index Percentage Change x Participation Rate, provided that the Index Return cannot be less than zero.
2	Payment at Maturity = $1,000 + Index Return Amount, provided that the Index Return Amount cannot be less than zero.
3	Total Payments = ($1,000 + Index Return Amount) + (Coupon Payment Amount x 5), provided that the Index Return Amount cannot be less than zero and the Coupon Payment Amount is calculated on a simple interest rate basis.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally

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will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the annual coupon payments. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

Notes beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the United States should not be subject to U.S. federal estate taxes.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax treatment and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the CPI is not published by Bloomberg on Page “CPURNSA,” or any successor page thereto, or if BLS discontinues production of the CPI or substantially alters the CPI, the Calculation Agent may determine any relevant CPI level in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Discontinuance of the Consumer Price Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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Notes

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.